82-34813

VENABLE LLP
8010 Towers Crescent Drive, Suite 300
Vienna, Virginia 22182-2707
Telephone 703-760-1600
Facsimile 703-821-8949
www.venable.com

Elizabeth R. Hughes
(703) 760-1649
erhughes@venable.com

04046444

November 24, 2004

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
Attention: Ms. Mary Cascio

Re: Pharmaxis Ltd – Rule 12g3-2 Exemption

Dear Ms. Cascio:

In connection with our Rule 12g3-2 exemption and as required by Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, enclosed please find the following recent filings of Pharmaxis Ltd made with the Australian Stock Exchange:

1. Investor Presentation dated November 2004 (filed November 19, 2004)
2. Press Release: Pharmaxis Files Aridol IND in the USA (filed November 22, 2004)

Should you have any questions or comments, please do not hesitate to contact me.

Yours truly,

Beth Hughes / fwb

Elizabeth R. Hughes

Enclosures

cc: David McGarvey

12/6

DC3/189044v1

pharmaxis



Therapeutic products for chronic respiratory and autoimmune diseases

November 2004



Chairman's Overview

- Business
  - International pharmaceutical business
  - Retain product rights and fund development
  - Multiple routes to harvest value
- Infrastructure
  - Management team with successful/relevant experience
  - Board with appropriate skills and strong governance framework
  - Solid investors
  - Effective shareholder communications
- Delivering
  - Clinical success
  - Manufacturing capability
  - Government support
  - Investor interest – Australia and US
  - Market Value

Reducing Risk/Increasing Value

Product	Target Application	Market Size	Stage
Aridol	Management of asthma & COPD	A$2.0 billion	Registration
Bronchitol	Bronchiectasis	A$1.5 billion	Phase III
Bronchitol	Chronic Bronchitis	A$4.0 billion	Phase I
Bronchitol	Cystic Fibrosis	A$1.0 billion	Phase II
PXS25/64	Multiple sclerosis	A$3.5 billion	Preclinical
PXS2076	Rheumatoid arthritis	A$3.6 billion	Research

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The Business.....





Frenchs Forest

- Maximise value by funding product development through to registration
- Launch products in accessible markets



Aridol

- Diagnosis and management of asthma and chronic obstructive pulmonary disease



Bronchitol

- Treatment of cystic fibrosis and chronic obstructive pulmonary disease



Autoimmune disease

- Research into new treatments for multiple sclerosis and rheumatoid arthritis

pharma


The Pipeline....
--------Clinical Trials----------
research
preclinical
phase I
phase II
phase III
registration
market
Respiratory diseases
Aridol™ – airway function
Mid -2005
Bronchitol™ - bronchiectasis
Late -2007
Bronchitol™ – cystic fibrosis
Early -2008
Bronchitol™ - chronic bronchitis
Late -2008
Autoimmune diseases
PXS25 - multiple sclerosis
PXS2076 – multiple sclerosis
PXS2030 – rheumatoid arthritis
3-5 years
15 months
15 months
18 months
18 months
12 months
indicative time to complete
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The Economic Opportunity.....

Product	Target Application	Patient Population (million)	Market Size (A$ million)	First Revenue
Aridol	Management of asthma	52	$1,600	2005
Aridol	Management of COPD	30	$400	2006
Bronchitol	Bronchiectasis	0.6	$1,500	2007
Bronchitol	Chronic Bronchitis	30	$4,000	2008
Bronchitol	Cystic Fibrosis	0.1	$1,000	2008
PXS25/64	Multiple sclerosis	1	$3,500	n.a.
PXS2076	Rheumatoid arthritis	6	$3,600	n.a.

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The Progress.....

Second half - 2003

- Commenced P II bronchiectasis trial with Bronchitol
- Commenced P III asthma trial with Aridol

First half - 2004

- PII cystic fibrosis trial commenced
- Role for Aridol in COPD management discovered
- Recipient of $6 million government grant
- PXS2076 discovered for rheumatoid arthritis

Second half - 2004

- Asthma *AND* bronchiectasis trial completed
- Bronchitol (bronchiectasis) trial results positive
- Aridol trial results positive
- Share placement raises >$16.5 million for Bronchitol development

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The People……



- Alan Robertson PhD | CEO | Inventor/developer of Zomig



- David McGarvey CA | CFO/Secretary | CFO at Memtec



- Brett Charlton PhD | CMO | Clinical research at Stanford



- Gary Phillips MBA | Commercial | CEO at Novartis Australia



- John Crapper MBA | COO | Managing Director of Memcor



- William Cowden PhD | CSO | Co-inventor of TNF antibodies

pharma

The Market.....

Pharmaxis has hit all Major Milestones since Listing



PRICE
Aridol trial results
Market Cap - $110 million
Cash - $39 million
Aridol trial closed
Bronchitol trial closed
0.90
0.80
0.70
0.60
0.50
0.40
1 Jun 2004
1 Aug 2004
1 Oct 2004
PXS
Share Prices Shown in Australian Dollars (AU$)
VOLUME TRADED
2.00 M
1.75 M
1.50 M
1.25 M
1.00 M
0.75 M
0.50 M
0.25 M
0
1 Jun 2004
1 Aug 2004
1 Oct 2004

pharma



The year ahead.....

1. International launch of Aridol
2. Expansion of manufacturing capacity
3. Commence final Bronchitol trials for bronchiectasis
4. International opinion leading trials with Aridol
5. First human clinical study with PXS25

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Aridol

asthma

asthma management

chronic obstructive pulmonary disease

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Aridol™





- New product for the diagnosis and management of Asthma and COPD
- Phase III completed
- Preparing for Aust/European market launch
- Accurately measures level of ongoing inflammation
- Quick and easy to use – ideal for general practice
- Supported by international opinion leaders in respiratory medicine



Positive Phase III trial results...

- Accurately identifies asthma
- Effective at identifying clinical mis-diagnosis (7%)
  - ⇨ 140,000 Australians
- 20% of subjects over treated and over diagnosed
  - ⇨ 400,000 people in Australia
- 25% of subjects not well controlled
  - ⇨ 500,000 Australian asthmatics
- Outcome - marketing approval submission

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Worldwide development of Aridol


In Progress
Total ~ 9 studies
1,000 patients
Norway
Asthma x 1
UK
Asthma x 2
Denmark
Asthma x 1
Switzerland
Asthma x 2
COPD x 1
Australia
Asthma x 2
COPD x 1
pharma


Worldwide development of Aridol
In Progress
Planned
Total ~ 18 studies
3,500 patients
USA
Asthma x 1
UK
Asthma x 2
Asthma x 1
Sweden
Asthma x 1
Norway
Asthma x 1
Asthma x 1
Denmark
Asthma x 1
Asthma x 2
Greece
COPD x 1
Switzerland
Asthma x 2
COPD x 1
Asthma x 2
Australia
Asthma x 2
COPD x 1
Asthma x 1
COPD x 1
Multi National StudiesX 2
- Asthma (GPs) in 7 countries
- COPD in 3 countries
pharma

Aridol™ - a significant revenue opportunity

Market	Patients (millions)	% Penetration	$
Lung Tests Specialists	0.4	75	20
Asthma Mgmt Specialists	3.1	30	50
COPD Diag + Mgmt	4.0	15	50
Asthma Diag GPs	6.0	10	50
Asthma Mgmt GPs	17.3	10	100

Total opportunity = $250m+

pharma



Next steps for Aridol (2005).......

- Lodge marketing application Australia and Europe
- Prepare for product launch
- Complete US trial
- Lodge New Drug application with FDA
- Prepare for US launch

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Bronchitol

cystic fibrosis

bronchiectasis

chronic obstructive pulmonary disease

pharma

Bronchitol™

- Treatment for cystic fibrosis and chronic obstructive pulmonary disease
- Completed Phase II - bronchiectasis
- Commenced Phase II – cystic fibrosis
- Commence Phase III
  - Bronchiectasis - H1 2005
  - Cystic fibrosis - H2 2005
- Product Launch 2007





How Bronchitol works……



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Bronchitol in the clinic.......

chronic bronchitis - without Bronchitol™


1

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Bronchitol in the clinic........

chronic bronchitis - with Bronchitol – 400mg


1

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Phase II bronchiectasis trial positive.....

Objective	Results
Quality of life	Statistically significant improvement
Symptoms	Statistically significant improvement
Clinical improvement target	>4.0
All patients	4.8
Severe patients (43/60)	6.8
Adverse events	None serious

Trial participants response......

- "It has been some weeks since my part of the trial finished and to be honest I have not felt as well as when I was on the Bronchitol."

  Trial participant 1

- "Thank you for any help that you can give and I wish you well with the Bronchitol project as it has made such a difference to my health."

  Trial participant 2

- "This patient has been on the Phase II clinical trial of Bronchitol for bronchiectasis. This has revolutionised her life, she would benefit and would be greatly relieved of her daily symptoms if she could continue this treatment."

  Physician

- "Healthy people take the ability to breathe very much for granted..... To have something to make our declining years a lot more comfortable is something we could only dream about previously."

  Trial participant 3

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Next steps for Bronchitol

- Commence international Phase III study - 2005
- First product launch expected – 2007
- Expand indications - 2005

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Autoimmune diseases

multiple sclerosis
rheumatoid arthritis

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Autoimmune Disease

Inflammation: the leukocyte activation cascade



Blood vessel wall
Progressive activation
Leukocyte
Blood flow
Capture
Firm adhesion
Rolling
Slow rolling
Transmigration
Endothelium
Enzymes digest
basement
membrane
PXS25
blocks
enzyme
function
Attractants on
endothelial cell surface
Tissue

pharma



Autoimmune Disease

- PXS25
  - Selective inhibitor of T cell migration
  - Novel mechanism of action
  - Effective in MS and RA models
  - Complementary with existing treatments
- Competitive Edge
  - Delivery by oral route
  - Approach clinically validated
- Status
  - Preclinical
  - Human studies 2005

- PXS2076
  - Inhibitor of TNF
  - Novel mechanism of action
  - Effective in RA models
- Competitive Edge
  - Delivery by the oral route
- Status
  - Research

Very large market opportunities

pharma

Financials

	Year ended 30 June 2004 A$'000	Year ended 30 June 2003 A$'000	Quarter ended 30 Sept 2004 A$'000	Quarter ended 30 Sept 2003 A$'000
Income Statement				
Revenues				
Grants	1,105	976	323	434
Interest	1,075	284	321	80
Other	48	43	-	17
	2,228	1,303	644	531
Expenditures				
Research & development	(6,047)	(1,790)	(2,377)	(978)
Commercial	-	-	(200)	-
Administration	(2,182)	(981)	(903)	(427)
Net loss before and after tax	(6,001)	(1,468)	(2,836)	(874)
Depreciation & amortisation	490	256	137	117
EBITDA	(6,586)	(1,496)	(3,020)	(837)
Capital Expenditure	(406)	(1,652)	(275)	(50)

pharma

Financials

	30-Jun-03 A$'000	30-Sep-03 A$'000	30-Jun-04 A$'000	30-Sep-04 A$'000	ProForma after Placement A$'000
Balance Sheet					
Cash & bank accepted bills	7,384	6,246	25,217	22,932	38,632
Total assets	10,495	9,651	28,261	26,555	42,255
Long term debt	-	-	-	-	-
Shareholders' Equity	9,890	9,016	26,780	23,978	39,678

P3 Grant outstanding: $6m 2005 to 2008

pharma

Share Capital

Shares	
Shares on Issue 31 October 2004 ('000)	108,304
Escrowed to 10 November 2005	24,964
Shares on Issue post Placement	130,304
Options	
Options on Issue	10,463
Vested	7,399
Escrowed to 10 November 2005	6,720
Options Currently Exercisable	1,779

Level One ADR Program Effective 12 November 2004

pharma

Share capital…..

31 Oct 2004


Other
26%
Founders &
VCs
52%
Institutions
21%
Directors &
Management
1%

Post placement


Other
27%
Founders &
VCs
44%
Institutions
28%
Directors &
Management
1%

pharma